UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

BALDOR ELECTRIC COMPANY

(Name of Subject Company (Issuer))

BROCK ACQUISITION CORPORATION

ABB LTD

(Names of Filing Persons (offerors))

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

057741100
(CUSIP Number of Class of Securities)

Richard A. Brown
Affolternstrasse 44
CH-8050 Zurich
Switzerland
Telephone: +41 (43) 317-7111
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Daniel E. Wolf, Esq.
Thomas W. Christopher, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Tel: (212) 446-4800
Fax: (212) 446-4900

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,092,742,455	$220,512.54

(1)                                  Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 47,166,171 shares of common stock, par value $0.10 per share, and 75,311 shares of common stock subject to restricted stock units, in each case, at $63.50 per share. The transaction value also includes the aggregate offer price for a maximum of 2,811,996 shares of common stock issuable pursuant to outstanding options with an exercise price less than $63.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $63.50 minus the weighted average exercise price of such options. The share numbers are based on representations made by the Company to Purchaser and Parent as of December 3, 2010.

(2)                                  Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0000713.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $220,512.54	Filing Party: ABB Ltd and Brock Acquisition Corporation
Form of Registration No.: Schedule TO	Date Filed: December 8, 2010

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  Third-party tender offer subject to Rule 14d-1.

☐                                    Issuer tender offer subject to Rule 13e-4.

☐                                    Going-private transaction subject to Rule 13e-3.

☐                                    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 8 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO (this “Schedule TO”) relating to the tender offer by Brock Acquisition Corporation, a Missouri corporation (“Purchaser”) and an indirect wholly-owned subsidiary of ABB Ltd, a corporation organized under the laws of Switzerland (“Parent”), for all of the outstanding common stock, par value $0.10 (the “Shares”), of Baldor Electric Company, a Missouri corporation (the “Company”), at a price of $63.50 per share net to the seller in cash, without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated December 8, 2010 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 8 is being filed to amend and supplement Item 12 as reflected below.

Item 12. Exhibits.

Regulation M-A Item 1016

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit(s):

Exhibit No.

(a)(5)(E)	Joint Press Release of ABB Ltd and Baldor Electric Company, dated January 24, 2011.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROCK ACQUISITION CORPORATION

By:	/s/ Diane de Saint Victor
Name:	Diane de Saint Victor
Title:	General Counsel

Date:	January 24, 2011

ABB LTD

By:	/s/ Ulrich Spiesshofer
Name:	Ulrich Spiesshofer
Title:	Executive Committee Member Responsible for Discrete Automation and Motion Division

Date:	January 24, 2011

By:	/s/ Diane de Saint Victor
Name:	Diane de Saint Victor
Title:	General Counsel

Date:	January 24, 2011

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EXHIBIT INDEX

Exhibit No.
(a)(1)(A)	Offer to Purchase, dated December 8, 2010.*
(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(F)

Joint Press Release of Baldor Electric Company and ABB Ltd, dated November 30, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Baldor Electric Company with the Securities and Exchange Commission on November 30, 2010).*

(a)(1)(G)	Summary Advertisement as published on December 8, 2010.*
(a)(5)	Joint Press Release of ABB Ltd and Baldor Electric Company, dated December 8, 2010.*
(a)(5)(A)	Joint Press Release of ABB Ltd and Baldor Electric Company, dated December 21, 2010.*
(a)(5)(B)	Joint Press Release of ABB Ltd and Baldor Electric Company, dated January 11, 2011.*
(a)(5)(C)	Joint Press Release of ABB Ltd and Baldor Electric Company, dated January 20, 2011.*
(a)(5)(D)	Joint Press Release of ABB Ltd and Baldor Electric Company, dated January 20, 2011.*
(a)(5)(E)	Joint Press Release of ABB Ltd and Baldor Electric Company, dated January 24, 2011.
(b)	None.
(d)(1)

Agreement and Plan of Merger, dated as of November 29, 2010, by and among Baldor Electric Company, ABB Ltd and Brock Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Baldor Electric Company with the Securities and Exchange Commission on November 30, 2010).*

(d)(2)

Confidentiality Letter, dated as of January 21, 2010, by and between Baldor Electric Company and ABB Ltd (incorporated by reference to Exhibit (e)(2) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Baldor Electric Company with the Securities and Exchange Commission on December 8, 2010).*

(d)(3)

Amendment, dated as of September 8, 2010, to the Confidentiality Letter by and between Baldor Electric Company and ABB Ltd (incorporated by reference to Exhibit (e)(3) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Baldor Electric Company with the Securities and Exchange Commission on December 8, 2010).*

*Previously filed.

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